CERTIFICATE OF QUALIFIED PERSON

I, Peter Michael Manojlovic, P.Geo. do certify that:

1.	I am a Vice President Exploration with:

Nevsun Resources Ltd.
1750 - 1066 West Hastings Street
Vancouver, BC, Canada, V6E 3X2

2.	This certificate applies to the report “NI43-101 Technical Report - Pre-Feasibility Study for the Timok Project, Serbia”, effective March 8th, 2018 (the “Technical Report”).

3.	I am a graduate of Western University with a BSc in Geology (1983) and a graduate of Carleton University with an MSc in Geology (1987).

4.	I am a Professional Geoscientist registered in British Columbia (#19479) and in Ontario (#0739)

5.	I have practiced my profession continuously since May, 1983. I have been involved in mineral exploration worldwide for over 35 years, with the last five years as Nevsun Resources Vice President of Exploration focussed on their operating Bisha Mine in Eritrea and their portfolio of properties in Serbia and Macedonia including the Timok Project;

6.	I have personally inspected the subject project on numerous occasions beginning in August 2016, following its acquisition by Nevsun Resources Ltd. My last visit was January, 2018.

7.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

8.	I am responsible for the review and preparation of Section 23 and Section 24.3 of the Technical Report.

9.	I have been involved with the subject property since Nevson Resources Ltd acquisition in 2016.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am not independent of the issuer as defined in Section 1.5 of NI 43-101.

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

NEVSUN  RESOURCES  LTD.
1750 – 1066 West Hastings Street,  Vancouver,  British Columbia  Canada  V6E 3X1
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com

Signed and dated on this 11th day of May, 2018.

“Signed and Sealed”
Peter Michael Manojlovic, P.Geo.

NEVSUN  RESOURCES  LTD.
1750 – 1066 West Hastings Street,  Vancouver,  British Columbia  Canada  V6E 3X1
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com